Exhibit 12.1
DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine
	Months Ended
	September 30,	For the Fiscal Years
	2008	2007	2006	2005	2004
	(Dollars in millions)
Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$507	$817	$805	$787	$703
Add/(deduct)
Fixed Charges	219	275	273	218	188
Amortization of capitalized interest	1	1	1	—	—
Capitalized interest	(6)	(6)	(3)	(1)	(2)

Earnings available for fixed charges	721	1,087	1,076	1,004	889

Fixed charges
Interest expense	199	253	257	210	177
Capitalized interest	6	6	3	1	2
Interest component of rental expense(1)	14	16	13	7	9

Total fixed charges	219	275	273	218	188
Ratio of earnings to fixed charges	3.3	4.0	3.9	4.6	4.7

(1)	Represents a reasonable approximation of the interest cost component of rental expense incurred by us.